SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                  (Rule 13d-2)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. __)*

                                 ENHERENT CORP.
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    293313102
                                 (CUSIP Number)

                                 January 1, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 13 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293313102                      13G             Page 2 of 13 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              THE RAPTOR GLOBAL PORTFOLIO LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,142,826
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,142,826
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,142,826
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                6.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 293313102                      13G             Page 3 of 13 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              RAPTOR CAPITAL MANAGEMENT LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,142,826
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,142,826
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,142,826
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                6.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293313102                      13G             Page 4 of 13 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              RAPTOR HOLDCO GP LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 3,142,826
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 3,142,826
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,142,826
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                 6.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293313102                      13G             Page 5 of 13 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                JAMES J PALLOTTA
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                3,142,826
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                3,142,826
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,142,826
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                6.00%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 293313102                      13G             Page 6 of 13 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is ENHERENT CORP. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at 33 Wood Avenue South, Suite 400, Iselin, NJ 08830

Item 2(a).     Name of Person Filing:

     This statement is filed by:

            (i) The Raptor Global Portfolio Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

           (ii) Raptor Capital Management LP, a Delaware limited partnership (the "Manager"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Master Fund;

           (iii) Raptor Holdco GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of the Manager, with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by the Master Fund; and

            (iv) Mr. James J. Pallotta ("Mr. Pallotta"), who serves as the managing member of the General Partner with respect to shares of Common Stock directly owned by the Master Fund.

     The Master Fund, the Manager, the General Partner, and Mr. Pallotta are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Manager, the General Partner and Mr. Pallotta is 50 Rowes Wharf, 6th Floor, Boston, MA 02110. The address of the principal business office of the Master Fund is c/o Citco Fund Services (Curacao) N.V., P.O. Box 4774, Kaya Flamboyan 9, Curacao, Netherlands Antilles.

CUSIP No. 293313102                      13G             Page 7 of 13 Pages

Item 2(c).     Citizenship:

     Each of the Manager and the General Partner is organized under the laws of the State of Delaware. The Master Fund is an exempted company organized under the laws of the Cayman Islands. Mr. Pallotta is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.001 (the "Common Stock")

Item 2(e).  CUSIP Number:

     293313102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 293313102                      13G            Page 8 of 13 Pages

Item 4.   Ownership.

     A.   The Raptor Global Portfolio Ltd.
          (a) Amount beneficially owned: 3,142,826
          (b) Percent of class: 6.00%
              The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 52,375,653 shares of Common Stock issued and outstanding as of November 10, 2008, as reflected in the Company's Form 10Q dated November 14, 2008.
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 3,142,826
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the
                    disposition:  3,142,826

     B.   Raptor Capital Management LP
          (a) Amount beneficially owned: 3,142,826
          (b) Percent of class: 6.00%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 3,142,826
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the
                    disposition:  3,142,826

     C. Raptor Holdco GP LLC
          (a) Amount beneficially owned: 3,142,826 (b) Percent of class: 6.00%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 3,142,826
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the
                    disposition:   3,142,826

     D. Mr. James J. Pallotta
          (a) Amount beneficially owned: 3,142,826
          (b) Percent of class: 6.00%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: -0-
              (ii)  Shared power to vote or direct the vote: 3,142,826
              (iii) Sole power to dispose or direct the disposition: -0-
              (iv)  Shared power to dispose or direct the
                    disposition:  3,142,826

CUSIP No. 293313102                      13G            Page 9 of 13 Pages



Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     The Manager serves as the investment manager to a number of investment funds, including the Master Fund, with respect to which it has voting and dispositive authority over the Common Stock reported in this Schedule 13G. The Master Fund directly owns the Common Stock reported in the Schedule 13G. The General Partner serves as the general partner of the Manager. As such, the General Partner may be deemed to control the Manager and, therefore, may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G. Mr. Pallotta is the managing member of the General Partner. As such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Common Stock reported in this Schedule 13G. The Manager, the General Partner and Mr. Pallotta expressly disclaims such beneficial ownership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 293313102                      13G            Page 10 of 13 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  January 12, 2009


                                  /s/ Brian Daly
                                  -------------------------------------
                                  Brian Daly, Attorney in Fact for
                                  James J. Pallotta,
                                  individually and as managing member of Raptor Holdco GP LLC, for itself and as the general partner of Raptor Capital Management LP

                                  /s/ Brian Daly
                                  -------------------------------------
                                  Brian Daly, Attorney in Fact for
                                  Roger Hanson, director of The Raptor Global
                                  Portfolio Ltd.

CUSIP No. 293313102                  13G               Page 11 of 13 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  January 12, 2009


                                  /s/ Brian Daly
                                  ---------------------------------------
                                  Brian Daly, Attorney in Fact for
                                  James J. Pallotta,
                                  individually and as managing member of
                                  Raptor Holdco GP LLC,
                                  for itself and as the general partner of
                                  Raptor Capital Management LP

                                  /s/ Brian Daly
                                  ---------------------------------------
                                  Brian Daly, Attorney in Fact for
                                  Roger Hanson, director of The Raptor Global
                                  Portfolio Ltd.

CUSIP No. 293313102                  13G               Page 12 of 13 Pages

                                    EXHIBIT 2
                                POWER OF ATTORNEY

            Know all by these presents, that the undersigned hereby constitutes and appoints each of BRIAN DALY, PATRICK DENNIS and DAVID GINSBERG, or any of them signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

         (1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") electronic filings with the SEC of reports required by Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

         (2) execute for and on behalf of the undersigned, in the undersigned's individual capacity and as managing member of Raptor Holdco GP LLC for itself and as the general partner of Raptor Capital Management, LP, Schedules 13D, 13G, Forms 3, 4, and 5 in accordance with Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

         (3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedules 13D, 13G, Forms 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC; and

         (4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

          This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                   IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8TH day of JANUARY , 2009.


                                      /s/ James J. Pallotta
                                      ------------------------------------------
                                      James J. Pallotta,
                                      individually and as the managing member of
                                      Raptor Holdco GP LLC
                                      for itself and as the general partner of
                                      Raptor Capital Management, LP

CUSIP No. 293313102                  13G               Page 13 of 13 Pages

                                    EXHIBIT 3
                                POWER OF ATTORNEY

            Know all by these presents, that the undersigned hereby constitutes and appoints each of BRIAN DALY, PATRICK DENNIS and DAVID GINSBERG, or any of them signing singly, and with full power of substitution, the undersigned's true and lawful attorney-in-fact to:

         (1) prepare, execute in the undersigned's name and on the undersigned's behalf, and submit to the U.S. Securities and Exchange Commission (the "SEC") electronic filings with the SEC of reports required by Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934 or any rule or regulation of the SEC;

         (2) execute for and on behalf of the undersigned, in the undersigned's capacity as director of the Raptor Global Fund Ltd., Schedules 13D, 13G, Forms 3, 4, and 5 in accordance with
                  Section 13(d) and Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

         (3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedules 13D, 13G, Forms 3, 4, or 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC; and

         (4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

         The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 13 or Section 16 of the Securities Exchange Act of 1934.

          This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

                    IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8TH day of JANUARY, 2009.


                                               /s/ Roger Hanson
                                               ---------------------------------
                                               Roger Hanson, director of
                                               The Raptor Global Portfolio Ltd.